BAKER & McKENZIE
東京青山・青木法律事務所

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FILE No. 82-5176

August 11, 2004

<u>VIA AIR MAIL</u>

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
<u>Rule 12g-3(2)(b) Exemption Application</u>

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of the 63rd Ordinary General Meeting of Shareholders (dated June 10, 2004)
- Notice of Resolutions of the 63rd Ordinary General Meeting of Shareholders (dated June 29, 2004)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

dlw 8/19

RECEIVED
2004 AUG 19 A 11: 35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE No. 82-5176

(Excerpt translation)

June 10, 2004

To the Shareholders:

NOTICE OF THE 63RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 63rd Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing or by an electronic method even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company or exercise your voting rights via the Internet (http://www.it-soukai.com or https://daiko.mizuho-tb.co.jp). When you exercise your voting rights via the Internet, please be sure to read the "Information on the Exercise of Voting Rights via the Internet" attached herewith.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated

4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

1. Date and hour:

   June 29 (Tuesday), 2004, 10:00 a.m.

2. Place:

   Hotel Nikko Tokyo, 1st Floor, Pegasus
   9-1, Daiba 1-chome, Minato-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 63rd business year (from April 1, 2003 to March 31, 2004).

   Matters to be resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 63rd business year

   Proposition No. 2: Amendment to the Articles of Incorporation

   The summary of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.

   Proposition No. 3: Election of two Statutory Auditors

\- - - - -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2003 to March 31, 2004)

I. Outline of business activities:

1. Development and results of business activities:

At the start of the business year under review, the Japanese economy was characterized by the uncertainty precipitated by the war in Iraq and the outbreak of severe acute respiratory syndrome (SARS). At that time, the government's *Monthly Economic Report* noted that the economy was generally moving sideways. The September 2003 report, however, said that there were indications that the economy was moving toward a recovery. And entering 2004, the same report was more upbeat, commenting that the economy was steadily recovering, but the overall tone with respect to business conditions remained unchanged.

Amid this economic environment, the TV advertising market was down year on year until the interim period, but recovered from October onward. The Company strove to boost broadcasting revenues while working aggressively to expand such non-broadcasting operations as movies, events and rights business. As a result, the Company was successful in expanding both net sales and net income year on year: net sales amounted to ¥358,056 million (a 7.3% increase from the previous business year) and net income amounted to ¥21,131 million (a 61.4% increase). Net sales were a record high and the Company remained number one in sales among Japan's private broadcasters for the 21st consecutive year.

Broadcasting revenues amounted to ¥304,830 million (a 0.8% increase).

In network time sales, sales of one-shot programs, such as "*2003 World Judo Championships*", "*2003 World Cup Volleyball*", "*East Asian Football Championship 2003*" and special programs for New Year holidays featuring popular programs, improved from the previous business year. However, regular programs came under severe pressure. As a result, network time sales amounted to ¥130,623 million (a 0.4% decrease from the previous business year).

In local time sales, mini programs and mid-night regular programs remained in a difficult condition. One-shot programs could not set off a decline in sales of night-game programs, though some new outsourced programs made good shows. As a result, local time sales amounted to ¥21,639 million (a 4.0% decrease from the previous business year).

In spot sales, sales lagged during the first half of the business year due to insecurity about the world situation and a reaction to robust sales produced by *World Cup Soccer* during

the previous business year. However, during the second half, favored by the trend of business recovery, the Company continued elaborate marketing efforts and sales on a whole-year basis exceeded those for the previous business year. By industry, sales to alcoholic beverage, transport equipment, finance, communication and clothing industries plunged, while sales to consumer electronics, including digital equipment, office, precision and optical equipment, distribution, retail, food service and other services industries remained favorable throughout the year. Additionally, in the second half of the business year under review, sales to nonalcoholic beverage, information and entertainment industries contributed to a sales increase. As a result, spot sales for the whole business year amounted to ¥124,116 million (a 2.4% increase from the previous business year).

Other revenues from the broadcasting business, including program sales, amounted to ¥28,450 million (a 3.9% increase from the previous business year) as revenues from program sales and CS (communication satellite) broadcasting subscription fees increased while the provision of programs to, and the acceptance of production of programs from, CS broadcasting and BS (broadcasting satellite) broadcasting decreased.

As to revenues from other businesses, a movie "*Bayside Shakedown 2*" and "*Quidam*" Japan tours proved successful. Additionally, the expansion of rights business, including sales of DVD videos of "*Dragon Ball Z*," greatly contributed to a sales increase. Thus, revenues from other businesses for the whole business year amounted to ¥53,226 million (a 69.6% increase from the previous business year).

As to operating expenses, the Company, based on a priority principle to manage its budget more efficiently through well-modulated cost-cutting, placed top priority on securing its production system to produce "strong content" to be a winner in the digital multi-media era. Thus, operating income and recurring profit amounted to ¥37,894 million (a 12.5% increase from the previous business year) and ¥39,820 million (a 10.8% increase), respectively.

Additionally, with the aim of strengthening its financial structure and managing its assets efficiently, the Company sold most of its land in Urayasu City, Chiba Prefecture and five printing factories leased to its group companies. Accordingly, the Company accounted for losses on these sales as special losses.

As a result, net income amounted to ¥21,131 million (a 61.4% increase from the previous business year).

As to its corporate organization, in July 2003, the Company established a "Movie Business Department" with the aim of building up its movie-related business. The Company, which have been focused its efforts on expanding revenues from operations other than broadcasting, will continue to develop profit-earning new businesses, including its organization, aggressively and flexibly.

Furthermore, to fulfill our social commitments of key media and strengthen its corporate governance systems, the Company will exert its efforts to establish an internal

system of higher corporate compliance and transparency of management.

The Company regards the paying out of profits to its shareholders as one of the management's primary objectives and adopts a fundamental policy to pay dividends commensurate with its performance while aggressively making investment in equipment and content and entering new fields of business to respond to changes in the broadcasting industry.

Decisions regarding the appropriate payment of dividends for a business year are based on a comprehensive review of the Company's business results during the year, the forecasts of business results for the next business years, the need for internal reserves, changes in the values of the Company's stock and other factors. With regard to year-end dividends, management proposes to pay an ordinary dividend of ¥600 per share, as well as a special dividend of ¥550 per share to show its appreciation for the continuous support of the shareholders and a dividend of ¥250 to commemorate the 45th anniversary of broadcasting operations, which will total ¥2,000 per share annually together with the interim dividend paid.

The Company split each of the shares held by the final shareholders and fractional shareholders as of March 31, 2004 into two shares.

2. Broadcasting activities:

The Company has endeavored to produce programs with flexibility and agility and send out accurate information to respond to varied interests of viewers in the diversifying digital media era and thus gained high popularity among younger generations, specifically.

In its drama programming, its serial dramas, including "*Dr. Coto Shinryojo* (Dr. Coto's Clinic)," "*Water Boys*" and "*Ooku*", gained popularity. Specifically, "*Shiroi Kyoto* (The Great White Tower)", "*Pride*" and "*Boku to Kanojo to Kanojo no Ikiru Michi* (The Way We Live)," gained average viewer ratings higher than 20%, respectively and beat down the rival stations. Its one-shot dramas, such as "*Fujiko Hemming no Kiseki*", "*Taikoki ~ Saru to Yobareta Otoko ~*" and "*Shinshun Drama Special Furuhata Ninzaburo*", won support from viewers due to their abundant varieties of construction.

In its variety programming, "*The Fountain of Trivia*", a program shifted from midnight to prime time, enjoyed popularity, gaining viewer ratings of 20% or higher and shared the lead with "*SMAP X SMAP*" as big hit programs in the variety programming. Other hit programs, such as "*Kiseki Taiken! Unbelievable* (Miracle Escape - S.O.S.)" "*Tonneruzu no Minasan no Okagedeshita*", "*Mecha 2 Iketerru!*" and "*Sui 10!* (Wed 10)" continued to earn unshakable popularity, gaining average viewer ratings higher than 15%, respectively.

In its information providing programming, during early morning hours, "*Mezanyu~*" and "*Mezamashi TV*" brought crisp mornings to the viewers and a subsequent program "*Toku-Dane*!" outclassed follow-the-leader programs of the rival stations, earning the highest

monthly viewer ratings for three consecutive years and has become the most notable moring program in Japan. Many one-shot programs, including a science mystery "*Mijikai Inochi o Kizamu Shojo ~ Ashley no Ikikata*" which won a silver award at the 2003 New York Festival, presented various topics of conversation.

In its news programming, the Company's special program for early returns of the Lower House election held in November 2003 gained the highest viewer rating among the private broadcasters and also reported the most precise forecasts of the seats captured by the respective political parties. The "*Hepatitis C Epidemic: A 15-Year Government Cover-up*", which had won the Company an award from the Japan Newspaper Publishers & Editors Association in Japan and a George Foster Peabody Award in the United States, won the highest award in the news category of the 2003 Awards of the National Association of Commercial Broadcasters in Japan. In October 2003, the Company successfully became the first Japanese private broadcaster to have an exclusive interview with President Bush of the United States. Thus, the brand of "Fuji TV news reporting" has been highly evaluated in and outside of Japan.

In its sports programming, to meet the desires of viewers to "watch the activities of Japanese players on a world-class level", the Company exerted its efforts to acquire and broadcast world-class sporting events. In September 2003, "*2003 World Judo Championships*" earned the average viewer rating of 20.2% for five days. In November 2003, the airing of the 22 games of the Japanese teams in "*2003 World Cup Volleyball*" earned the average viewer rating of 20.8%.

3. Other activities:

In its filmmaking business, "*The Bayside Shakedown 2*" was a record smash hit. The Company came up with many hits, including "*The Lord of the Rings ~ The Return of the King*", "*Gege*", "*One Piece ~ Norowareta Seiken*" and "*Hotel Venus*".

In its event promotion business, the events to commemorate its 45th anniversary of broadcasting operations, such as the exhibitions of a super-circus "*Quidam*" by Cirque du Soleil and "*O-Daiba Boken-Oh* (Odaiba Adventure Land)", won great popularity. The Company also sponsored "*Fujisankei Classic*", "*K-1 World GP 2003 Final*", "*Pride*" and "*Heisei Nakamura-za*", among other things.

In its rights business, including video business and MD business, sales of works of new and old variety programs and DVD packages of serial dramas increased. Goods originating from the movie "*Bayside Shakedown*" also enjoyed solid sales.

In its overseas program marketing business, the Company has made multifaceted approaches, such as sales of dramas to South Korea where restrictions on broadcasting of Japanese TV programs were eased in January 2004, the promotion of cooperation with China Central Television including personnel exchanges and the production of dramas through joint ventures with Chinese and Korean production companies by taking advantage of the Company's drama production know-how. In Europe and the United States, the Company

has focused on selling formats. In the United States, the Company succeeded in producing and selling American-style "*Ryori no Tetsujin* (Iron Chef)" through Food Network.

4. Capital investment and fund-raising:

Capital investment during the business year under review totaled ¥5,727 million, which was spent principally on transmission facilities for terrestrial digital broadcasting. The requisite capital was all covered by the Company's own fund.

In February and March 2004, the Company raised funds of ¥92,872 million by the public offering of new shares and the issuance of new shares by allocation thereof to a third party (issue price: ¥464,360 per share). The net proceeds from the increase in capital will be used for capital investment in the construction of new studios designed to strengthen its program production system, as well as for investment in media and content that will address the needs to the multimedia and multi-channel era.

5. Future challenges:

The Company and its group companies, with "Digital Content Factory" as a key word, have focused on strengthening capabilities to create content in the digital era. Content is the life of the media and no media will develop without fuller content. In this context, the Company aims to further improve its capabilities to produce programs for high-definition broadcasting and content for use in data broadcasting and broadcasting via cell phones.

The broadcasting industry has heralded an era of multi-channels and multimedia and the provision of services by use of telecommunications infrastructures and experienced drastic reforms while it is faced with new competition from different competitors on different levels. Additionally, various kinds of regulation have continued to be relaxed or abolished. Under these circumstances, terrestrial digital broadcasting started in December 2003. In the Kanto area, terrestrial digital broadcasting initially is available in the limited area within the reach of faint electric waves sent out from the Tokyo Tower. The Company will cooperate with the government to change analog frequencies at some of its network companies and full-fledged broadcasting is planned to be available in the whole area by the end of 2005. As the current analog broadcasting is planned to terminate in 2011, the Company will also focus on activities to popularize and promote terrestrial digital broadcasting.

The Company will strengthen its programming and marketing and implement adequate cost reductions to secure profits to be appropriated for distribution thereof to its shareholders and capital investments in the future. Simultaneously, by strengthening and developing new media, including BS broadcasting, CS broadcasting and movies, the Company will establish a solid foundation of "media complex", and diversify the sources of revenues and materialize sustainable growth and stronger competitiveness.

The Company, while being more aware of the social commitments of key media and mass communications to maintain its functions as a lifeline, such as broadcasting on the occurrence of disasters, and deliver content as a responsible information and culture provider

than ever before, as well as sincerely paying attention to viewers' opinions and taking into adequate consideration its influences on adolescents, will continue its efforts to produce programs and collect news materials based on the ethics and responsibilities of broadcasting.

6. Changes in results of business activities and assets:

Item	60th business year April 1, 2000 - Mar. 31, 2001	61st business year April 1, 2001 - Mar. 31, 2002	62nd business year April 1, 2002 - Mar. 31, 2003	63rd business year (current year) April 1, 2003 - Mar. 31, 2004
Operating revenues (million yen)	339,644	399,965	333,729	358,056
Operating income (million yen)	51,218	42,014	33,674	37,894
Recurring profit (million yen)	52,853	43,626	35,938	39,820
Net income (million yen)	19,645	18,575	13,095	21,131
Net income per share (yen)	18,286.34	17,368.80	12,103.22	19,535.96
Total assets (million yen)	434,067	430,171	426,627	561,266
Net assets (million yen)	345,990	353,299	346,375	477,887
Net assets per share (yen)	322,059.87	330,350.54	331,480.06	383,888.90

Note 1. Treasury stock is treated as an item of deduction from Shareholders' Equity, effective in the 61st business year. Net assets per share and net income per share are calculated based on the total number of issued shares with the deduction of shares of treasury stock.

Note 2. Effective in the 62nd business year, net assets per share and net income per share are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4).

Note 3. During the 63rd business year, the Company made capital increases by the offering of 180,000 shares to the general public in Japan and by allocation of 20,000 shares to a third party. As a result, the number of issued shares increased by 200,000 shares and common stock and additional paid-in capital increased by ¥46,436 million, respectively.

Note 4. Effective in the 63rd business year, the financial statements are prepared in accordance with the amended Regulations for the Enforcement of the Commercial Code (Ministry of Justice Ordinance No. 22 dated March 29, 2002, as last amended on March 30, 2004 by Ministry of Justice Ordinance No. 23) of Japan.

II. Outline of the Company (as of March 31, 2004)

1. Major businesses:

Television broadcasting pursuant to the Broadcasting Law of Japan;
General broadcasting business;
Production and sale of broadcasting programs, recorded and videotaped materials and movies;
Issue and sale of publications; and
Music, art and other cultural enterprises and sporting event promotion.

2. State of shares:

(1) Total number of shares authorized to be issued by the Company: 3,000,000 shares

(2) Total number of issued shares: 1,274,304.20 shares

Note 1. Pursuant to the resolution adopted at the meeting of the Board of Directors held on January 9, 2004, the number of issued shares of common stock increased by 200,000 shares as a result of capital increases by the offering thereof to the general public and by allocation thereof to a third party:
(i) Number of shares issued as a result of a capital increase by the offering thereof to the general public in Japan for which payments were made on February 3, 2004: 180,000 shares
(ii) Number of shares issued as a result of a capital increase by allocation thereof to a third party for which payments were made on March 4, 2004: 20,000 shares

Note 2. At the meeting of the Board of Directors held on January 9, 2004, it was determined that each of the shares of common stock held by the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and the holders of fractional shares appearing or recorded in the final register of fractional shares as of March 31, 2004 be divided into 2 shares as of May 20, 2004. As a result, the total number of issued shares increased by 1,274,304.20 shares, amounting to 2,548,608.40 shares.

Note 3. At the meeting of the Board of Directors held on January 9, 2004, it was determined that amendment be made to the Articles of Incorporation in accordance with the resolution for the above-mentioned stock split to provide that the total number of shares authorized to be issued by the Company shall be 6,000,000 shares, as of May 20, 2004.

(3) Number of shareholders: 105,382 persons

(4) Principal shareholders:

Name	Shares in the Company held by them		Shares in them held by the Company	
	Shares	Ratio of voting rights (%)	Shares	Ratio of voting rights (%)
Nippon Broadcasting System, Inc.	286,852.00	23.06	8,960	0.03
Toho Co., Ltd.	73,362.50	5.90	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	52,980.00	4.26	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	51,814.00	4.16		
Nippon Cultural Broadcasting, Inc.	38,960.40	3.13	-	-
State Street Bank and Trust Company (Standing proxy; Mizuho Corporate Bank, Limited, Kabutocho Custody & Proxy Dept.)	30,401.00	2.44	-	-
The Chase Manhattan Bank NA London SL Omnibus Account (Standing proxy; Mizuho Corporate Bank, Limited, Kabutocho Custody & Proxy Dept.)	19,585.00	1.57	-	-

(Note) In addition to the above, the Company holds 29,835.50 shares of treasury stock.

3. State of employees:

Classification	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	1,032	- 16	40.3	15.3
Female	322	+ 2	37.9	14.5
Total or Average	1,354	- 14	39.8	15.1

4. State of business affiliations:

(1) State of major subsidiaries:

Name	Capital stock	Shareholding ratio (%)	Principal business
Fujisankei Living Services, Inc.	¥2,000 million	62.0	Mail order business
Fuji Creative Corporation	¥480 million	100.0	Planning, production and sale of broadcasting programs
Fujimic Inc.	¥300 million	100.0	Information service business
Kyodo Television, Limited	¥150 million	54.4	Planning, production, technology and intermission of broadcasting programs
Fuji Art, Inc.	¥30 million	100.0	Planning and management of art and decoration for broadcasting and events

(2) Development and results of business combinations during the business year under review:

The Company had 21 consolidated subsidiaries, including the above five major subsidiaries as Fujisankei California Entertainment Inc., a subsidiary of the Company, made Windswept Classics, Inc. and T/Q Music, Inc. its own subsidiaries and Utsukushigaharakogen Development Co., Ltd. was merged by Fuji Land, Inc., an equity-method affiliate of the Company during the business year under review. The Company had 14 equity-method affiliates. The following is a summary of consolidated financial statements:

	62nd business year (April 1, 2002 - Mar. 31, 2003)	63rd business year (current year) (April 1, 2003 - Mar. 31, 2004)	Comparison with the previous year
Consolidated net sales	¥429,004 million	¥455,945 million	106.3%
Consolidated net income	¥14,816 million	¥24,714 million	166.8%
Net income per share on a consolidated basis	¥13,617.49	¥22,765.20	¥9,147.71

5. Principal lenders:

Nothing of significance to be reported.

6. Acquisition, disposition and possession by the Company of its own shares:

1) Acquisition of shares during the business year under review:

Nothing of significance to be reported.

2) Disposition or forfeiture of shares of treasury stock during the business year under review:

Nothing of significance to be reported.

3) Shares of treasury stock held as of March 31, 2004

Shares of common stock	29,835.50 shares

7. Statement of New Share:

Nothing of significance to be reported.

8. Principal offices: (Translation omitted)

9. Directors and Statutory Auditors:

Chairman and Representative Director:	Hisashi Hieda
Vice Chairman and Director:	Kiyoshi Onoe
President and Representative Director:	Koichi Murakami
Senior Executive Managing Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Yuji Itoyama
Executive Managing Director:	Hiroshi Oto
Executive Managing Director:	Yuji Akuzawa
Executive Managing Director:	Masao Sakai
Executive Managing Director:	Chihiro Amano
Executive Managing Director:	Tsuguya Takeuchi
Executive Managing Director:	Masaki Miyauchi
Director:	Shuji Kanoh
Director:	Koh Toyoda
Director:	Yoshiaki Yamada
Director and Adviser:	Shigeaki Hazama

Director:	Michiyasu Kawauchi
Director:	Akinobu Kamebuchi
Director:	Isao Matsuoka
Director:	Shigeki Sato
Director:	Nobushige Wakamatsu
Director:	Michio Izuma
Director:	Takafumi Beppu
Full-time Statutory Auditor:	Shunichiro Kondo
Full-time Statutory Auditor:	Hachiro Itoh
Statutory Auditor:	Rokuro Ishikawa
Statutory Auditor:	Yusaburo Motegi

10. Important fact concerning the state of the Company which occurred after the date of the settlement of accounts:

Nothing of significance to be reported.

BALANCE SHEET
(As of March 31, 2004)

ASSETS (million yen)

Current assets:	288,491
Cash on hand and in banks receivable	2,562
Trade notes receivable	47,643
Trade accounts receivable	36,564
Marketable securities	112,788
Programs and other products	16,628
Supplies	56
Advance	5,806
Prepaid expenses	1,013
Deferred tax assets	3,475
Beneficial interests in trust	59,781
Other current assets	2,260
Allowance for doubtful accounts	(90)
Fixed assets:	272,774
Tangible fixed assets:	110,889
Buildings	91,836
Structures	1,080
Machinery and equipment	9,258
Aircraft	3
Motor vehicles	119
Tools, furniture and fixtures	2,947
Land	4,311
Construction in progress	1,331
Intangible fixed assets:	24,562
Leasehold rights	14,393
Software	9,753
Other intangible fixed assets	415
Investments and other assets:	137,322
Investment securities	117,441
Investment in subsidiaries' stock	14,972
Long-term prepaid expenses	456
Other investments and other assets	5,408
Allowance for doubtful accounts	(956)
TOTAL ASSETS	561,266

LIABILITIES

Current liabilities:	58,785
Trade notes payable	8,681
Trade accounts payable	21,503
Other accounts payable	8,359
Accrued expenses	6,581
Accrued corporate income taxes, etc.	3,884
Accrued consumption taxes, etc.	1,547
Advance received	969
Deposit received	2,617
Employees' deposit	3,445
Reserve for returned goods	39
Other current liabilities	1,153
Long-term liabilities:	24,593
Deferred tax liabilities	4,546
Reserve for employee retirement benefits	17,798
Reserve for officers' retirement gratuities	1,348
Other long-term liabilities	900
TOTAL LIABILITIES	83,378

SHAREHOLDERS' EQUITY

Capital:	106,200
Common stock	106,200
Additional paid-in capital:	133,664
Legal reserves	133,664
Retained earnings:	230,987
Earned surplus reserve	4,385
Voluntary reserve	203,800
Reserve for digital broadcasting	10,000
General reserve	193,800
Unappropriated retained earnings for the year	22,802
Revaluation difference of stocks:	23,171
Treasury stock:	(16,137)
TOTAL SHAREHOLDERS' EQUITY	477,887
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	561,266

STATEMENT OF INCOME

(For the period from April 1, 2003 to March 31, 2004)

Recurring profit and expenses		(million yen)
Operating income and expenses:		
Operating income		
Net sales		358,056
Operating expenses		
Cost of sales	230,232	
Selling, general and administrative expenses	89,929	320,162
Operating income		**37,894**
Non-operating income and expenses:		
Non-operating income		
Interest and dividends income	985	
Other income	2,726	3,711
Non-operating expenses		
Interest and discounts expenses	99	
New share issuing expenses	474	
Other expenses	1,211	1,785
Recurring profit		**39,820**
Special gains and losses		
Special gains:		
Gain on sale of fixed assets	303	
Gain on sale of investment securities	0	
Gain on leveraged lease	173	
Gain on transfer from allowance for doubtful accounts	89	
Gain on transfer from allowance for doubtful accounts of membership deposits	4	571
Special losses:		
Loss on sale of fixed assets	3,007	
Loss on disposition of fixed assets	62	
Valuation loss of investment securities	119	
Loss on sale of memberships, etc.	9	
Valuation loss of memberships, etc.	23	
Transfer to allowance for doubtful accounts of membership deposits	48	3,271
Income before tax for the year		**37,120**
Corporate income, inhabitant and enterprise taxes	10,204	
Adjustment to corporate income taxes, etc.	5,785	15,989
Net income for the year		**21,131**
Unappropriated retained earnings brought forward from the previous year		2,298
Interim dividends		626
Unappropriated retained earnings for the year		**22,802**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	22,802,613,778
Reversal of voluntary reserve:	
Reversal of reserve for digital broadcasting	10,000,000,000
Total:	32,802,613,778
To be appropriated as follows:	
Cash dividends ¥1,400 per share	1,742,256,180
(Ordinary dividend: ¥600 per share; Special dividend: ¥550 per share; Commemorative dividend: ¥250 per share)	
Officers' bonuses	150,000,000
(Statutory Auditors' bonuses)	(13,300,000)
General reserve	27,500,000,000
Retained earnings carried forward	3,410,357,598

Note: As of December 10, 2003, ¥626,681,220 was paid as interim dividends (¥600 per share).

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 12, 2004

To: The Board of Directors
Fuji Television Network, Incorporated

Shin Nihon & Co.

By Tomohiro Niizato (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Munetake Kamiyama (seal)
Certified Public Accountant
Participating Partner

In accordance with the provision of Article 2, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 63rd business year of Fuji Television Network, Incorporated (the "Company") covering the period from April 1, 2003 to March 31, 2004. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing

our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

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INFORMATION RELATING TO VOTING

1. Total number of voting rights of all the shareholders:

   1,244,050 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 63rd business year

The proposed appropriation of retained earnings is as set forth on page 17 hereof.

With regard to year-end dividends for the business year under review, management proposes to pay an ordinary dividend of ¥600, special dividend of ¥550 and a dividend of ¥250 to commemorate the 45th anniversary of broadcasting operations, totaling ¥1,400 per share (or an annual dividend of ¥2,000 per share, including the interim dividend of ¥600 per share already paid), in consideration of the need for internal reserves for the expansion of business in the future and in appreciation of the continued support of the shareholders.

Proposition No. 2: Amendment to the Articles of Incorporation

It is hereby proposed that amendment be made to the existing Articles of Incorporation as described below:

1. Reasons for the amendment:

   (1) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2003 Law No. 132) of Japan as of September 25, 2003, it is hereby proposed that a new Article 6 (Acquisition by the Company of its own shares) be established.

   (2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) of Japan as of April 1, 2003, which authorizes a company to loosen the quorum for adopting a special resolution at its general meeting of shareholders, it is hereby proposed that required amendment be made to Article 13 (Method of adopting resolutions) of the existing Articles of Incorporation.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows (the descriptions of the amendment to only the numbers of articles are omitted):

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
(To be established)	(Acquisition by the Company of its own shares) Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan. (The number of the articles will be carried down by one increment hereinafter.)
(Method of adopting resolutions) Article 13. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders (including beneficial shareholders; the same applies hereinafter) present.	(Method of adopting resolutions) Article 14. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders (including beneficial shareholders; the same applies hereinafter) present.
(To be added)	2. Resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third (1/3) or more of the voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.

Proposition No. 3: Election of two Statutory Auditors

The term of office of Statutory Auditors Shunichiro Kondo and Rokuro Ishikawa will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that two Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as set forth below: (Translation omitted)

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FILE No. 82-5176

(Translation)

June 29, 2004

NOTICE OF RESOLUTIONS OF
THE 63RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 63rd Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

Matters reported:

Report on the business report, balance sheet and statement of income for the 63rd business year (from April 1, 2003 to March 31, 2004).

The particulars of the above financial statements were reported to the meeting.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 63rd business year

The proposition was approved and adopted as proposed.

The year-end dividends were determined to be an ordinary dividend of ¥600, a special dividend of ¥550 and a commemorative dividend of ¥250, totaling ¥1,400 per share (or an annual dividend of ¥2,000 per share, including the interim dividend of ¥600 already paid).

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of two Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Shunichiro Kondo and Rokuro Ishikawa were reelected as Statutory Auditors and assumed office.

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Payment of dividends for the 63rd business year

We enclose herewith a "Notice of Payment by Postal Transfer" and recommend that the payment of dividends for the 63rd business year be received during the payment handling period (from June 30, 2004 to July 30, 2004) at any post office.

If you have already elected to receive payment of dividends by transfer to your bank account, please confirm the receipt of the payment as mentioned in a "Statement of Dividends" and a "Confirmation of Account to Receive Dividends" separately sent.

(Note) The Company split each of the shares held by the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31, 2004 into two shares as of May 20, 2004. However, as the dividend accrual date in respect of the shares so split is April 1, 2004, no dividend for the 63rd business year shall be paid in respect of the shares so split.